
August 23, 2011

Via Facsimile
Mr. Jeff J. Kaminski
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

> **Re:** **KB Home**
> **Form 10-K for the fiscal year ended November 30, 2010**
> **Filed January 31, 2011**
> **Form 10-Q for the quarterly period ended February 28, 2011**
> **Filed April 11, 2011**
> **File No. 1-9195**

Dear Mr. Kaminski:

We have reviewed your response letter dated July 15, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended November 30, 2010

Note 15. Legal Matters, page 81

1.) Please provide us a specific and comprehensive discussion regarding what consideration you have given to consolidating South Edge. In this regard, please address the following:
   - Provide us a summary of the terms of the South Edge joint venture. Please tell us each member involved from inception to the present, including each members' initial equity interest and any changes in their interests. Please clarify which members filed for bankruptcy, when they filed for bankruptcy, and if and how they were replaced or their interests were distributed. In addition, please clarify your relationship with each member before the joint venture was formed and tell us if you considered any other member to be a related party.
   - Provide us a summary of the terms and conditions of the Springing Guaranty, including if any other members provided this guaranty.
   - Address your initial consolidation analysis when the South Edge joint venture was formed, your analysis when the Springing Guaranty was undertaken, and your

subsequent analysis and potential reconsideration of consolidation during each period presented. Tell us what consideration you gave to the impact of the bankruptcies of two of the South Edge members and the financial condition of the other members. In addition, given that you anticipated acquiring land from South Edge and began recording related impairments in 2007 and that you now believe you will acquire more land than your initial interest as a result of the bankruptcies of two of the South Edge members, please tell us what consideration you gave to consolidating South Edge based on your apparent intent to keep the project viable, irrespective of your legal obligations under the Springing Guaranty.

- If you believe that consolidation may have been appropriate, provide us a comprehensive materiality analysis of the qualitative and quantitative impact on your financial statements if you consolidated South Edge during each period presented.
- Tell us if you have any other unconsolidated joint venture arrangements where there is uncertainty regarding the joint venture's ability to perform on debt obligations or where there is uncertainty regarding other members in the joint venture being able to fulfill their obligations. If so, please tell us what consideration you have given to consolidating these joint ventures and provide us a materiality analysis of the potential impact on your financial statements.

2.) To the extent that you believe consolidation of South Edge was not appropriate, we continue to be concerned with the propriety of your accounting for the following:
- Recognizing inventory impairment charges for land you did not own.
- Reclassifying liabilities initially established as inventory impairment charges to other purposes, including the value of your investment in South Edge and other South Edge reserve matters.
- Accounting for the South Edge loan guaranty.
- The impact of the South Edge results on your financial statements, including what consideration you gave to whether South Edge appropriately valued its assets, including the impact of impairments, and its liabilities.
- The overall valuation of your investment in South Edge, including the timing of impairment charges.
- The recognition of your share of South Edge's losses. In this regard, it appears that you recognized losses based on your pro rata interest. Please tell us what consideration you gave to recognizing additional amounts related to South Edge's losses given the financial difficulties of other South Edge members, your apparent intentions to fund South Edge, and other operating considerations, including your business relationships with other parties involved in the South Edge matters.

Please provide us your analysis of the proper accounting for each of the above items from fiscal 2007 to the current period. Please address your consideration of the timing of the recognition and measurement for each item. In addition, please provide us the financial statements of South Edge for these periods, to the extent available, and clarify if and why you made any adjustments to those financial statements in recognizing the impact in their results.

In addition, please provide us a comprehensive quantitative and qualitative materiality analysis comparing your reported financial statements to financial statements prepared given your consideration of conclusions of the above mentioned items. Please provide this analysis from fiscal 2007 to the current period and show the effect on each line item of your balance sheet and income statement as if amounts were reflected for each of the above items in the appropriate period. Please ensure that you show the impact of each mentioned item separately in your materiality analysis.

Finally, please consider whether each above item may apply to any of your other equity method investments and provide us a specific and comprehensive discussion of the results of your consideration. To the extent that you determine your accounting methodology should have been different, please provide us a comprehensive materiality analysis. Please group your analysis by equity method investees with similar characteristics or fact patterns.

3.) Please provide us a specific and comprehensive discussion of your accounting policy for legal fees. In this regard, please clarify if you recognize amounts when a loss is incurred or when fees are incurred. Please tell us the amounts of legal fees incurred and recognized from 2007 to the current period.

Form 10-Q for the quarterly period ended February 28, 2011
Note 7. Inventory Impairment and Land Option Contract Abandonment, page 12

4.) We note your response to our prior comment three including the table that summarizes your inventory balance by segment based on your estimated delivery timeframes. In order to provide greater transparency regarding your inventory, please revise future filings to include similar tabular disclosures under critical accounting policies.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz for

John Cash
Accounting Branch Chief